Exhibit 4.2

AMENDMENT NO. 1 TO SHAREHOLDER RIGHTS AGREEMENT

1.                                       General Background and Appointment of Successor Rights Agent.  In accordance with Sections 21 and 27 of the Shareholder Rights Agreement between State Street Bank and Trust Company (the “Rights Agent”) and Brooktrout, Inc., f/k/a Brooktrout Technology, Inc. (“Brooktrout”), dated as of September 9, 1998 (the “Agreement”), the Rights Agent and Brooktrout desire to (a) appoint EquiServe Trust Company, N.A. as the successor Rights Agent and (b) make certain amendments to the Agreement as set forth below.

2.                                       Effective Date and Defined Terms.  This Amendment No. 1 to Rights Agreement shall be effective as of March 1, 2002 (the “Amendment”) and all defined terms and definitions in the Agreement shall have the same meanings in the Amendment except as may otherwise be specifically set forth in the Amendment.

3.                                       Amendment of the Agreement.   Section 21 of the Agreement (entitled “Change of Rights Agent”) is hereby deleted in its entirety and replaced with the following:

“Section 21.  Change of Rights Agent.  The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty 30 days’ notice in writing mailed to the Company and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail and to the holders of the Right Certificates by first class mail.  The Company may remove the Rights Agent or any successor Rights Agent (with or without cause), effective immediately or on a specified date, by written notice given to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail and by giving notice to the holders of the Right Certificates by any means reasonably determined by the Company to inform such holders of such removal (including without limitation, by including such information in one or more of the Company’s reports to shareholders or reports or filings with the Securities and Exchange Commission).If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit such holder’s Right Certificate for inspection by the Company), then the incumbent Rights Agent or the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation or trust company organized and doing business under the laws of the United States or of the Commonwealth of Massachusetts or the State of New York (or of any other state of the United States so long as such corporation or trust company is authorized to do business as a banking institution in the Commonwealth of Massachusetts or the State of New York), in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has individually or combined with an affiliate at the time of its appointment as Rights Agent a combined capital and surplus of at least $100,000,000.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock or Preferred Stock, and mail a notice thereof in writing to the registered holders of the Right Certificates.  Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

4.                                       Except as amended hereby, the Agreement and all exhibits thereto shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of this 1st day of March, 2002.

Brooktrout, Inc.	State Street Bank and Trust Company

/s/ Robert C. Leahy	/s/ Margaret Prentice
By: Robert C. Leahy	By: Margaret Prentice
Title: Vice President	Title: Managing Director

EquiServe Trust Company, N.A.

/s/ Margaret Prentice
By: Margaret Prentice
Title: Managing Director